Filed by: EVOTEC AG

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Renovis, Inc.

Exchange Act File No. 00-50564

News Release

28 November 2007

For further information please contact:

Joern Aldag

President &

Chief Executive Officer

+49.(0)40.560 81-242

+49.(0)40.560 81-333 Fax

Joern.aldag@evotec.com

Anne Hennecke

Senior Vice President,

Investor Relations &

Corporate Communications

+49.(0)40.560 81-286

+49.(0)40.560 81-333 Fax

anne.hennecke@evotec.com

Evotec AG

Schnackenburgallee 114

22525 Hamburg

Germany

www.evotec.com

Evotec Appoints Mario Polywka and Klaus Maleck to the Management Board

Hamburg, Germany | Oxford, UK – Evotec AG (Frankfurt Stock Exchange: EVT) today announced that Dr Mario Polywka and Dr Klaus Maleck have been appointed to the Company’s Management Board (Vorstand), as Chief Operating Officer and Chief Financial Officer.

Jörn Aldag, President & Chief Executive Officer of Evotec AG, said: “I’m extremely pleased to announce the addition of Dr Mario Polywka and Dr Klaus Maleck to our Management Board. Both are individuals with a wealth of experience and a great understanding of their respective disciplines. I am convinced they will significantly impact the further development of Evotec. Mario’s appointment is recognition for his successful contributions to our Company as he played a key role in building Evotec’s worldclass drug discovery and development platform and reputation in the industry. Klaus joined us early 2007 with the goal of becoming CFO. With degrees in biotechnology and a MBA he has a unique blend of skills. With his past experience as CFO and Head of Business Development at Bio- GeneriX we expect him to be a strong leader of our Finance Team.”

Dr Mario Polywka, 44, has served as Chief Operating Officer and a member of the Company’s Executive Committee since 2004. Between 2002 and 2004, Dr Polywka ran a number of spin-out companies in the Oxford area, and he still serves as Chairman on the boards of Pharminox Ltd. and Glycoform Ltd. Following the merger of EVOTEC BioSystems AG with Oxford Asymmetry International plc (OAI) in 2000, he was Chief Operating Officer until 2002. Dr Polywka was a Founding Chemist of OAI in 1991. In 1999, he was appointed Chief Operating Officer and in 2001 Chief Executive Officer of OAI plc. Dr Polywka received a doctorate from the University of Oxford in mechanistic organometallic chemistry and continued at Oxford with postdoctoral studies on aspects of the biosynthesis of penicillins.

Dr Klaus Maleck, 35, has served as Executive Vice President Finance and a member of Evotec’s Executive Committee since April 2007. Prior to joining Evotec, he served as Chief Financial Officer and Vice President Business Development of BioGeneriX AG, which he co-founded in 2000. Dr Maleck worked as a Senior Consultant at McKinsey & Co. from 1999 to 2000, and as a Scientist in the genomics field at Novartis, Inc. from 1996 to 1999. He received his Ph.D. in biotechnology from the Max Planck Institute Cologne, and holds a Masters degree in biotechnology of the Ecole Supérieure de Biotechnologie in Strasbourg, France. In addition, he received post-graduate training in economics at Ashridge College in the UK, and at Swiss-based Educatis University, where he earned an MBA degree.

News Release

About Evotec AG

Evotec is a leader in the discovery and development of novel small molecule drugs. Both through its own discovery programmes and through research collaborations, the Company is generating the highest quality research results to its partners in the pharmaceutical and biotechnology industries.

In proprietary projects, Evotec specialises in finding new treatments for diseases of the Central Nervous System. Evotec has three programmes in clinical development: EVT 201, a partial positive allosteric modulator (pPAM) of the GABAA receptor complex for the treatment of insomnia, EVT 101, a subtype selective NMDA receptor antagonist for the treatment of Alzheimer’s disease and/or pain, and EVT 302, a MAO-B inhibitor in development for smoking cessation.

On 19 September 2007, Evotec announced that it has entered into a definitive agreement under which Evotec will acquire Renovis, a biopharmaceutical company focused on the discovery and development of drugs for major medical needs in the areas of pain and inflammatory diseases. www.evotec.com

Forward looking statements

Information set forth in this report contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of Evotec’s products, the timing of the completion of the transaction between Evotec and Renovis, the anticipated benefits of the business combination transaction involving Evotec and Renovis, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the anticipated timing and results of the combined company’s clinical and pre-clinical programs, and other statements that are not historical facts. Evotec cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the parties’ ability to complete the transaction because conditions to the closing of the transaction may not be satisfied; the failure to successfully integrate the businesses; unexpected costs or liabilities resulting from the transaction; the risk that synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; general worldwide economic conditions and related uncertainties; future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors; and the effect of exchange rate fluctuations on international operations.

The risks included above are not exhaustive. The most recent reports on Form 10-K, Form 10-Q, Form 8-K and other periodic reports filed by Renovis with the Securities and Exchange Commission contain additional factors that could impact the combined company’s businesses and financial performance. The parties expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the parties’ expectations or any change in events, conditions or circumstances on which any such statement is based.

News Release

Additional information

Renovis has filed a Current Report on Form 8-K that includes as an exhibit the Agreement and Plan of Merger between Evotec and Renovis. Evotec intends to file a Registration Statement on Form F-4 with the Securities and Exchange Commission in connection with the proposed merger. Evotec and Renovis expect to mail a joint proxy statement/prospectus, which will form part of the Registration Statement on Form F-4, to shareholders of Renovis in connection with the proposed merger. This document will contain important information about the merger and should be read before any decision is made with respect to the merger. Investors and stockholders will be able to obtain free copies of this document and any other documents filed or furnished by Evotec or Renovis through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Evotec, by directing a request to Evotec’s Investor Relations department at Schnackenburgallee 114, 22525 Hamburg, Germany, or from Renovis, by directing a request to Renovis’ Investor Relations department at Two Corporate Drive, South San Francisco, California 94080.

In addition to the documents referenced above, Renovis files or furnishes annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed or furnished by Renovis at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Renovis’s SEC filings are also available to the public at the SEC’s web site at www.sec.gov, or at their web site at www.renovis.com.